September 26, 2014

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Digital TV Holding Co., Ltd.

Annual Report on Form 20-F for the Fiscal Year

Ended December 31, 2013 filed on April 22, 2014

File No. 001-33692

Dear Mr. Krikorian:

China Digital TV Holding Co., Ltd. (the “Company”) has received the comment letter (the “Comment Letter”), dated September 17, 2014, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”), which was filed with the SEC on April 22, 2014. The Company wishes to thank you and the other members of the Staff for taking the time to review the 2013 Form 20-F and for providing us with your helpful comments.

The Company notes that the Staff has requested that the Company either (i) respond to the comments within ten business days from the date of the Comment Letter or (ii) inform the Staff as to when the Company will provide responses to the Comment Letter. The Company has carefully reviewed and considered the comments, and is in the process of preparing responses to these comments. The Company will use its best efforts to submit a response letter within the requested ten business day period. However, the Company respectfully advises the Staff that it may not be able to submit its responses within that time frame due to the amount of work that may be required in preparing the response and given the upcoming National Holiday period in China from October 1st through 7th. The Company respectfully requests for an extension of the response period to October 28, 2014. The Company would be grateful if the Staff could accommodate this request.

Thank you again for your time. Please contact the undersigned (tel: +8610-6297-1199 x 9999; fax: +8610-6297-5009; email: luzx@novel-supertv.com), or Mr. William Y. Chua of Sullivan & Cromwell (tel: +852-2826-8632; fax: +852-2826-1773; email: chuaw@sullcrom.com), with any questions you may have.

Mr. Stephen Krikorian	- 2 -

Sincerely,

/s/ Zengxiang Lu
Zengxiang Lu
Chief Executive Officer

cc:	Ms. Laura Veator
(Securities and Exchange Commission)

William Y. Chua, Esq.

(Sullivan & Cromwell)

Ms. Elsie Zhou

(Deloitte Touche Tohmatsu Certified Public Accountants LLP)